Exhibit 99.2

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the six months ended May 31, 2026 (first half of the fiscal year ending November 30, 2026)

The following discussion should be read together with the unaudited condensed consolidated interim financial statements of Instinct Bio Technical Company Inc. ("BIOT" or the "Company") and its subsidiaries (together, the "Group") for the six months ended May 31, 2026 and the related notes, which are furnished with this report on Form 6-K. It should also be read with the Group's audited consolidated financial statements for the year ended November 30, 2025, included as Exhibit 18.3 to the shell company report on Form 20-F filed by Instinct Bio Technical Company Holdings Inc. (formerly known as Relativity Holdings Inc.) on July 29, 2026. On July 23, 2026, after the end of the period, BIOT became a wholly owned subsidiary of Instinct Bio Technical Company Holdings Inc. upon completion of the business combination with Relativity Acquisition Corp.

Basis of presentation

•	The financial statements are prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB. They are presented in U.S. dollars ("USD"); the functional currency of the operating subsidiaries is the Japanese yen ("JPY").

•	The financial statements are unaudited and have been reviewed by Morison LC PLT.

•	The Group was formed through a reorganization of entities under common control in 2025. It is presented under the predecessor cost method as if it had always existed in its current structure, so the comparative period reflects the combined results of the four Japanese operating subsidiaries.

•	The statement of financial position is compared with November 30, 2025 (audited). Results and cash flows are compared with the six months ended May 31, 2025.

•	Income and expenses are translated at average rates (approximately JPY 157.3 per USD in the current period and JPY 150.0 per USD in the comparative period). Balance sheet items are translated at period-end rates (JPY 158 per USD at May 31, 2026 and approximately JPY 156 per USD at November 30, 2025).

•	Business-line revenue is derived from the Group's management records in JPY and translated at the average rate for each period. It reconciles to total reported revenue.

Cautionary statement regarding forward-looking statements

This discussion contains forward-looking statements, including statements about our expectations for revenue, margins, liquidity, the settlement of intercompany balances and our business strategy. Words such as "expect", "intend", "plan", "believe", "may" and similar expressions identify these statements. They are based on management's current expectations and are subject to risks and uncertainties, including those described under "Known Trends, Uncertainties and Risks" below. Actual results may differ materially. We undertake no obligation to update any forward-looking statement, except as required by law.

Overview

BIOT is a Cayman Islands holding company. It conducts all of its operations in Japan through four wholly owned subsidiaries, which develop, manufacture and sell stem-cell-based and regenerative-medicine-related cosmetics and health products.

Subsidiary	Principal activity
Instinct Brothers Co., Ltd. ("ISB")	Sales to OEM/ODM customers, direct-to-consumer e-commerce and export
Hiroki Global Co., Ltd. ("Hiroki")	Import of stem cell raw materials and procurement of materials for products supplied to ISB
Artisan Production Co., Ltd. ("AP")	Our group's cosmetics factory in Kakegawa City, Shizuoka Prefecture, where ISB outsources manufacturing
Instinct RAS Co., Ltd. ("RAS")	Former e-commerce channel; no revenue in the current period

We report revenue across five business lines: OEM/ODM, Value Village (our direct-to-consumer e-commerce brand), Genrever Clinic support, Value Athlete (sports-related products) and Overseas.

First-half highlights

•	Revenue was USD 1,142,598, up 4.7% from USD 1,091,050. In yen terms, revenue grew 9.8%. A weaker yen reduced reported USD revenue by approximately USD 55,000.

•	Gross margin was 72.6%, down from 79.7%, mainly because of a smaller inventory build, new imported purchases and higher manufacturing overhead.

•	Administrative expenses fell 30.1% to USD 741,691. The decrease reflects the absence of listing-related professional fees, which were expensed by the operating subsidiaries in the comparative period.

•	Profit after tax was USD 90,251, compared with a loss of USD 206,817 in the comparative period.

•	Net cash used in operating activities was USD 12,323, compared with USD 371,404 in the comparative period, as profit was more than absorbed by an increase in other receivables and prepayments. Cash and bank balances were USD 25,565 at May 31, 2026, compared with USD 124,764 at November 30, 2025.

Results of Operations

The following table summarizes our unaudited consolidated results for the six months ended May 31, 2026 and 2025.

(USD)	Six months ended May 31, 2026	Six months ended May 31, 2025	Change		Change (%)
Revenue	1,142,598	1,091,050	51,548		4.7%
Cost of sales	(313,608)	(221,729)	(91,879)		41.4%
Gross profit	828,990	869,321	(40,331)		(4.6)%
Gross margin	72.6%	79.7%	(7.1	) pts	—
Other income	6,291	6,472	(181)		(2.8)%
Net impairment loss on financial assets	—	(13,484)	13,484		—
Administrative expenses	(741,691)	(1,060,969)	319,278		(30.1)%
Finance costs	(3,314)	(8,117)	4,803		(59.2)%
Profit/(loss) before taxation	90,276	(206,777)	297,053		—
Taxation	(25)	(40)	15		—
Profit/(loss) after tax	90,251	(206,817)	297,068		—
Exchange translation differences (OCI)	(46,659)	88,213	(134,872)		—
Total comprehensive income/(loss)	43,592	(118,604)	162,196		—
Basic earnings/(loss) per share	0.00	(0.01)	—		—

Revenue

Revenue increased by USD 51,548, or 4.7%, to USD 1,142,598. In JPY, revenue increased by 9.8%, from JPY 163.7 million to JPY 179.8 million. The yen weakened from an average of approximately JPY 150.0 to JPY 157.3 per USD, which reduced reported USD revenue by approximately USD 55,000. All revenue is recognized at a point in time when goods are delivered to and accepted by customers.

Revenue by business line

(USD)	Six months ended May 31, 2026	% of total	Six months ended May 31, 2025	Change (USD)	Change in JPY terms (%)
OEM/ODM	952,745	83.4%	938,171	14,574	6.5%
Value Village (D2C e-commerce)	110,918	9.7%	103,638	7,280	12.2%
Genrever Clinic support	35,451	3.1%	38,511	(3,060)	(3.5)%
Value Athlete	23,223	2.0%	3,732	19,491	552.4%
Overseas	20,261	1.8%	6,998	13,263	203.6%
Total	1,142,598	100.0%	1,091,050	51,548	9.8%

Business-line amounts are translated from JPY management records at average rates and reconcile to total revenue. The comparative Value Village figure includes e-commerce revenue recorded by RAS.

•	OEM/ODM revenue grew 6.5% in JPY terms. Higher orders from two existing customers (up USD 93,808 and USD 48,899) and new customers more than offset lower orders from our largest customer (down USD 165,503). The two largest new customers contributed USD 44,616 and USD 21,612.

•	Value Village revenue grew 12.2% in JPY terms. All e-commerce sales are now processed by ISB through Shopify; in the comparative period part of these sales was recorded by RAS.

•	Genrever Clinic support revenue consists of products and services supplied to a company wholly owned by our founder for the Genrever clinic business. It decreased 3.5% in JPY terms.

•	Value Athlete revenue rose to USD 23,223, driven by a JPY 2.0 million order from a functional food manufacturer and sales to youth football clubs in western Japan.

•	Overseas revenue in the current period was a single export order to a trading company in Hong Kong. The comparative period included one export order to a customer in Indonesia.

Customer concentration

Our ten largest customers accounted for approximately 90% of revenue in both periods. Our largest customer accounted for 34.8% of revenue, down from 51.7%, as the customer base broadened. The table below shows customers that accounted for more than 5% of revenue in either period.

(USD)	Six months ended May 31, 2026	% of revenue	Six months ended May 31, 2025	% of revenue
Customer A (OEM/ODM)	398,105	34.8%	564,170	51.7%
Customer C (OEM/ODM)	156,442	13.7%	107,605	9.9%
Value Village (D2C e-commerce)	110,918	9.7%	102,032	9.4%
Customer D (OEM/ODM)	109,458	9.6%	15,650	1.4%
Customer B (OEM/ODM)	80,135	7.0%	104,382	9.6%

Cost of sales and gross profit

Cost of sales increased by USD 91,879, or 41.4%, to USD 313,608. Gross profit decreased by USD 40,331, or 4.6%, to USD 828,990, and gross margin declined from 79.7% to 72.6%. Higher revenue would have added approximately USD 81,000 of gross profit at the prior-period margin; the lower margin more than offset this. The main drivers were:

•	Smaller inventory build: ISB increased inventories by a smaller amount than in the comparative period, which reduced the benefit to cost of sales by approximately JPY 5.6 million (USD 35,000).

•	Higher manufacturing overhead at AP: depreciation of production equipment and outbound freight increased as production volumes rose.

•	New imported purchases: ISB began purchasing finished goods from a supplier in China, adding approximately JPY 3.4 million (USD 22,000).

•	Higher material and merchandise purchases: AP's material costs and Hiroki's imports of stem cell raw materials rose with volumes.

These increases were partly offset by lower labor costs at AP, as the comparative period included a bonus payment.

Administrative expenses

Administrative expenses decreased by USD 319,278, or 30.1%, to USD 741,691. As a percentage of revenue, they fell from 97.2% to 64.9%.

•	Listing-related professional fees: in the comparative period, the operating subsidiaries expensed approximately JPY 31.3 million (USD 208,000) of professional fees related to the Company's proposed Nasdaq listing. No such fees were expensed by the operating subsidiaries in the current period.

•	Directors' remuneration: decreased by JPY 4.6 million following a revision of compensation at ISB.

•	Premises and leases: rent, lease and consumables expenses decreased by approximately JPY 8.6 million, mainly due to the closure of the Harajuku premises and the end of an equipment lease.

•	Sales promotion: increased by approximately JPY 3.2 million, mainly at Hiroki.

•	Depreciation: total depreciation of property, plant and equipment, intangible assets and right-of-use assets was USD 90,824, compared with USD 119,043.

Other income, impairment and finance costs

Other income was broadly flat at USD 6,291. No impairment loss on financial assets was recognized in the current period, compared with USD 13,484 in the comparative period. Finance costs decreased by USD 4,803 to USD 3,314 and consist of interest on lease liabilities.

Taxation

The tax charge was USD 25, compared with USD 40, and consists of minimum local inhabitant taxes. The subsidiaries have tax losses available to offset taxable profits. We will reassess the full-year tax charge at year end.

Profit and total comprehensive income

As a result of the above, profit after tax was USD 90,251, compared with a loss of USD 206,817. Exchange differences on translating the subsidiaries' JPY net assets into USD resulted in an other comprehensive loss of USD 46,659, compared with a gain of USD 88,213. Total comprehensive income was USD 43,592, compared with a total comprehensive loss of USD 118,604.

Financial Position

Total assets were USD 4,080,414 at May 31, 2026, compared with USD 2,994,989 at November 30, 2025. The increase of USD 1,085,425 was driven mainly by other receivables and prepayments. Total liabilities increased to USD 1,994,227 from USD 952,394, mainly due to higher other payables. Equity increased to USD 2,086,187 from USD 2,042,595, reflecting total comprehensive income of USD 43,592 for the period.

(USD)	May 31, 2026	November 30, 2025	Change
Property, plant and equipment	775,634	809,211	(33,577)
Intangible and right-of-use assets	115,536	173,597	(58,061)
Non-current other receivables	104,232	111,573	(7,341)
Inventories	474,697	394,689	80,008
Trade receivables	281,331	274,403	6,928
Other receivables (current)	2,285,103	1,091,788	1,193,315
Tax recoverable	18,316	14,964	3,352
Cash and bank balances	25,565	124,764	(99,199)
Total assets	4,080,414	2,994,989	1,085,425
Trade payables	73,438	25,129	48,309
Other payables	1,748,112	687,637	1,060,475
Lease liabilities	172,453	237,871	(65,418)
Taxation	224	1,757	(1,533)
Total liabilities	1,994,227	952,394	1,041,833
Total equity	2,086,187	2,042,595	43,592

•	Other receivables (current) comprised other receivables of USD 1,097,338 (net of a loss allowance of USD 150,916), prepaid expenses of USD 1,071,229 and consumption tax receivable of USD 116,536. At November 30, 2025, these were USD 376,966, USD 707,412 and USD 7,410. Other receivables include advances and loans to related parties and individuals.

•	Trade receivables were USD 281,331, compared with USD 274,403. USD 214,674 was not past due and USD 48,509 was more than 90 days past due. The loss allowance was USD 248.

•	Other payables increased by USD 1,060,475. They include borrowings from directors and related parties and amounts payable for listing-related services.

•	Lease liabilities decreased by USD 65,418 as lease payments continued and no new leases were entered into.

•	Equity increased by USD 43,592: profit of USD 90,251 was partly offset by a translation loss of USD 46,659 as the yen weakened, which increased the deficit in the foreign currency translation reserve to USD 964,864.

Liquidity and Capital Resources

At May 31, 2026, we had cash and bank balances of USD 25,565, compared with USD 124,764 at November 30, 2025. We have no borrowings from financial institutions. We manage liquidity with the objective of meeting our obligations as they fall due. We fund our operations through cash generated from our operating activities, including the collection of trade and other receivables, supplemented as needed by loans from our directors and related parties.

Cash flows

(USD)	Six months ended May 31, 2026	Six months ended May 31, 2025
Net cash generated from/(used in) operating activities	(12,323)	(371,404)
Net cash used in investing activities	(11,813)	(20,850)
Net cash used in financing activities	(74,104)	(71,677)
Effect of exchange rate fluctuations	(959)	46,361
Cash and cash equivalents at beginning of period	124,764	512,446
Cash and cash equivalents at end of period	25,565	94,876

Operating activities. Net cash used in operating activities was USD 12,323, compared with USD 371,404 in the comparative period. Profit before taxation of USD 90,276, adjusted for depreciation and amortization, was more than absorbed by working capital. Other receivables increased by approximately USD 1.17 million, mainly prepayments and advances, largely offset by an increase in other payables of approximately USD 1.06 million. Inventories increased by approximately USD 80,000, and we paid income taxes of USD 22,518.

Investing activities. Net cash used in investing activities was USD 11,813, all for purchases of production machinery and computer equipment, compared with USD 20,850 in the comparative period.

Financing activities. Net cash used in financing activities was USD 74,104, consisting of lease payments, including interest of USD 3,314, compared with USD 71,677 in the comparative period (lease payments of USD 70,599 and lease interest of USD 1,078).

Working capital and going concern

At May 31, 2026, current assets were USD 3,085,012 and current liabilities were USD 1,916,704. However, a large part of current assets consists of other receivables and prepayments, which will not convert into cash in the near term. Our ability to meet obligations as they fall due depends on:

•	collecting trade and other receivables, including amounts due from related parties;

•	continued financial support from our directors and related parties; and

•	obtaining additional financing as needed.

The directors have reviewed the Group's financial projections, cash flow forecasts and available financing, including continued support from our directors and related parties, for a period of not less than twelve months from the date of approval of the financial statements. Having performed this assessment, the directors are satisfied that the Group has adequate resources to continue as a going concern for the foreseeable future, and the financial statements have been prepared on a going concern basis. There can be no assurance that additional financing will be available on acceptable terms.

Critical Accounting Policies and Estimates

Our material accounting policies are described in Note 3 to the financial statements. The estimates below involve the most significant judgment.

•	Expected credit losses on trade and other receivables. We measure trade receivables using a provision matrix based on historical loss rates adjusted for forward-looking information. Other receivables include significant balances with related parties and individuals, against which we hold a loss allowance of USD 150,916. Changes in these counterparties' ability to pay could require additional allowances.

•	Inventories. Inventories are stated at the lower of weighted-average cost and net realizable value. Management assesses slow-moving and obsolete items at each reporting date.

•	Useful lives of property, plant and equipment. Buildings are depreciated over 15 to 20 years, machinery over 10 years, motor vehicles over 6 years and computers over 4 to 5 years. Changes in these estimates would affect depreciation expense.

•	Leases. Right-of-use assets and lease liabilities for office, production and staff housing premises depend on the lease term and discount rate applied.

•	Common control reorganization. The Group applies the predecessor cost method. No goodwill or fair value adjustments were recognized, and comparative information is presented as if the current structure had always existed.

•	Going concern. The going concern assessment is based on the directors' review of financial projections, cash flow forecasts and available financing, including the collection of receivables and continued support from our directors and related parties, as described under "Liquidity and Capital Resources".

Known Trends, Uncertainties and Risks

The following trends and uncertainties are reasonably likely to affect our future results and financial condition.

•	Customer concentration. Our ten largest customers accounted for approximately 90% of revenue, and our largest customer alone for 34.8%. Revenue from our largest customer decreased 26% in JPY terms in the period. A reduction in orders from a major customer would have a significant effect on revenue.

•	Gross margin. Our gross margin declined to 72.6%. Margins are affected by product mix, purchases of imported goods and the level of production at our Kakegawa plant.

•	Foreign exchange. Our revenue and costs are denominated in JPY, while we report in USD. A weaker yen reduces reported revenue and profit and creates translation losses in other comprehensive income. Imported raw materials and products also become more expensive when the yen weakens.

•	Liquidity. Our cash balance is low relative to current liabilities. In addition to cash generated from operating activities, we depend on collecting receivables, including from related parties, and on financial support from our directors and related parties.

•	Listing-related costs. We expect to continue incurring significant professional fees in connection with our public company reporting obligations.

•	E-commerce channel. We consolidated our e-commerce sales into ISB. RAS recorded no revenue in the period, and we are evaluating its future role within the Group.